Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, Wang & Lee Group, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Wang & Lee Group, Inc. effective at the opening of the trading session on December 1, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on June 25, 2025.
On June 30, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On August 4, 2025 Nasdaq Staff informed the Company that it would be in attendance at the Hearing. In the August 4, 2025 letter, Nasdaq Staff provided notice that it has revoked the waiver of its right to participate in such communications between the Company and the Nasdaq Hearings Department.
On August 12, 2025, the hearing was held.
On August 20, 2025 the Panel reached a
decision and a Decision letter was issued on August 22, 2025.
On August 22, 2025 the Panel reached a decision and decided to suspend the Company from the Exchange.
The Company ordinary shares were suspended on August 26, 2025.
The Staff determination to delist the Company ordinary shares became final on October 6, 2025.